4Q06 Business Performance

1. 4Q06 business performance of hanarotelecom incorporated

(Unit : KRW million)

	4Q06	3Q06	QoQ	4Q05	YoY
			371		60,400
Revenues	431,320	430,949	(0.1%)	370,919	(16.3%)

Operating			-13,877		-29,598
Profit/Loss	-3,275	10,602	(turned negative)	26,323	(turned negative)

			-28,153		113,604
Ordinary Loss	-45,923	-17,770	(loss continued)	-159,528	(loss continued)

			-28,153		118,353
Net Loss	-45,923	-17,770	(loss continued)	-164,276	(loss continued)

			-11,686		-17,518
EBITDA	124,119	135,805	-8.6( %)	141,637	(-12.4%)

* The Company posted revenues of KRW 431.3 billion, EBITDA of KRW 124.1 billion and net loss of KRW 45.9 billion for the fourth quarter of 2006.
* Revenues rose slightly due to the revenue growth in the corporate data business.
* Operating profit turned negative due to an increase in subscriber acquisition costs driven by market competition, the expansion of call centers and a seasonal hike in maintenance expenses.
* EBITDA fell by 8.6% due to the increased operating expenses.

* The above-stated information is the 4Q06 financial highlights that hanarotelecom’s IR team provided at earnings results conference call on February 14, 2007 and also distributed through press release. Please note that 4Q06 figures are unconsolidated and unaudited basis.

2. Conference Call for 4Q’06 Earnings Results

- Time : 16:00 on February 14, 2007 (by Korean time)

• Venue : Conference room at hanarotelecom’s head office

• Participants : Institutional investors, analysts and fund managers in and out of Korea

• Purpose : Conference call for 4Q’06 earnings results and business plan for 2007

- Others :

* Consecutive interpretation (Korean-English) would be serviced during the conference call. (The audio file will be posted on the Company’s website at www.hanaro.com later.)
* Presentation materials for the conference call were posted on the Company’s website on February 14, 2007 (by Korean time).